Filed pursuant to Rule 424(b)(3)
File No. 333-264628

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated June 13, 2024

to

Prospectus dated April 12, 2024

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 12, 2024 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 31 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of July 1, 2024;

•	to disclose the calculation of our May 31, 2024 net asset value (“NAV”) per share for all share classes;

•	to provide a market update;

•	to provide updates to our portfolio and our business; and

•	to provide an update to the status of our current public offering.

July 1, 2024 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of July 1, 2024 (and repurchases as of June 30, 2024) is as follows:

Transaction Price (per share)
Class S	$25.0849
Class T	$24.8467
Class D	$24.8989
Class M	$24.9476
Class I	$24.1893
Class F*	$25.3147
Class Y*	$24.1526

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The July 1, 2024 transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2024. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since May 31, 2024 that would have a material impact on our NAV per share.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

May 31, 2024 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for May 31, 2024.

The following table provides a breakdown of the major components of our total NAV as of May 31, 2024 (dollar amounts in thousands):

Components of NAV	May 31, 2024
Loans receivable	$7,893,376
Investment in real estate	181,580
Mortgage-backed securities held-to-maturity	137,402
Mortgage-backed securities, at fair value	337,520
Cash and cash equivalents	58,748
Restricted cash	69,598
Other assets	76,302
Collateralized loan obligation, net of deferred financing costs	(4,199,075)
Repurchase agreements payable, net of deferred financing costs	(364,342)
Credit facility payable, net of deferred financing costs	(908,914)
Mortgage note, net of deferred financing costs	(123,953)
Accrued stockholder servicing fees(1)	(1,560)
Other liabilities	(109,660)

Net asset value	$3,047,022

Number of outstanding shares	123,333,638

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of May 31, 2024, we accrued under GAAP $106,911 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of May 31, 2024 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,621,689	$24,571	$11,704	$131,000	$1,217,326	$18,834	$21,898	$3,047,022
Number of outstanding shares	64,648,054	988,901	470,043	5,251,009	50,324,993	743,990	906,648	123,333,638

NAV per Share as of May 31, 2024	$25.0849	$24.8467	$24.8989	$24.9476	$24.1893	$25.3147	$24.1526

Market Update

Treasury yields declined in May as softer-than-expected inflation data was enough to offset hawkish comments from Federal Reserve officials. The 2-year yield fell -16bps to 4.87% while the 10-year yield dropped -18bps to 4.50%. Against this backdrop, the Bloomberg U.S. Aggregate returned 1.70% in May. It has struggled amid significant rate volatility over longer periods, returning -1.64% year to date and -0.17% over the past five years.

CRE deal volume and pricing declined year-over-year as buyers and sellers continued to adjust to the higher rate environment.

•	Transaction volume in April was down -24% from a year earlier, but continued to show steady improvement compared to April 2023, when volumes were down -65% year-over-year.[1]

•

Annual property price declines have moderated from approximately -14% in July 2023 to -2.3% in April 2024.[1] Following a string of 20 month-over-month declines, property prices in April 2024 registered a modest increase of 0.05% compared to March.[1]

Broad sentiment among market participants took a turn for the better in Q1 2024. The Real Estate Roundtable and the CRE Finance Council survey data both turned notably more positive on their outlooks while commercial mortgage-backed securities (CMBS) spreads have tightened meaningfully year to date. Notably, the addition of new distressed CRE assets has declined modestly in each of the past three quarters.1

CRE fundamentals outside of Office have remained resilient and lent support to the market, as strong fundamentals have allowed property owners to offset some of the impact of higher interest rates.

Rent growth in the Industrial and Multifamily sectors has slowed in recent quarters though that can be linked almost exclusively to an increase in new construction rather than a decrease in demand. Crucially, this supply headwind is fading—while we expect deliveries in these sectors to remain elevated this year, a plunge in new construction starts portends a more favorable 2025 and beyond.

Office remains the clear outlier, with net operating income having declined over the past year as the vacancy rate steadily rises.1 Even within Office, however, the gap between central business district (CBD) Office and suburban Office has widened over the past year.1

Ultimately, we expect transaction and lending activity to pick up in the coming quarters but believe the outlook for property values is much foggier. The implications of such a scenario should be mixed for property owners and lenders.

•	Equity investors’ performance could improve as price declines become less steep, yet the upside could continue to be limited by the elevated cost of financing.

•

Conversely, the outlook for CRE debt appears significantly more promising. Not only are yields likely to remain elevated as lending activity improves, but lenders are in a unique position to drive terms that protect downside, including requiring more equity in deals.

[1]	RCA Real Capital Analytics, as of April 30, 2024, latest data available.

Against this backdrop, we continue to view 2024 as the beginning of the next phase of a multiyear CRE correction, during which debt should remain broadly attractive relative to equity.

Performance Update

We generated positive total returns across all share classes in May (see table below) driven by distributions paid during the month and appreciation of approximately $0.01 to $0.02 in our net asset value (NAV). This marks the 50th consecutive month of positive total returns driven by the strong performance of the portfolio and consistency in the distribution. Interest income in excess of the monthly distribution and modest appreciation in our CMBS holdings were the primary drivers for NAV appreciation in May. We met 100% of repurchase requests in May 2024.

We have maintained a strong liquidity position through multiple sources, including our cash balance, available borrowings and the proceeds from our continuous offering. Unlike equity-oriented CRE strategies, we also have a natural source of capital as the loans in our portfolio mature or pay down. This is a key differentiator in the market both in terms of ensuring we have sufficient liquidity to meet monthly redemption requests and taking advantage of new investment opportunities at a time when many traditional lenders and peers are constrained in making new loans.

The current annualized distribution rate is 7.63% for Class I shares, 7.12% for Class D shares, 7.10% for Class M shares, 6.52% for Class S shares and 6.58% for Class T shares, based on the July 1, 2024 transaction price.

The tax equivalent distribution rate is 8.53% for Class I shares, 7.96% for Class D shares, 7.93% for Class M shares, 7.29% for Class S shares and 7.35% for Class T shares, based on the July 1, 2024 transaction price.2

We offer a high level of excess income over short-term rates on both a nominal and real basis.

Based on the Class I share, our annualized distribution rate of 7.63% is 212 basis points above 3-month Treasury bills (T-bills) on a nominal and real yield basis.3 Our tax-equivalent annualized distribution rate is 312bps over 3-month T-bills, or 2.4x higher compared to T-bills when comparing real yields/distribution rates.

Portfolio Highlights

•	As of May 31, 2024, the portfolio was weighted to Multifamily (56%) followed by Hospitality (13%) and Industrial (11%).

•

The portfolio’s allocation reflects our view that these sectors are well-positioned to benefit from long-term structural trends such as the record-high cost of homeownership (Multifamily), return of business and leisure travel (Hospitality), and continued demand for technologically advanced warehouse space (Industrial).

•

We remained disciplined in our underwriting approach. Year-to-date originations have been underwritten at loan-to-value ratios, which we believe were appropriate based on our deep, bottom-up underwriting of the property, geography and borrower, and provide a strong equity cushion beneath our loans.

[2]

Tax-equivalent distribution rate reflects the distribution rate required under the prior tax law in order for an investor to receive the same after-tax income under the new tax law. For example, a REIT’s annualized distribution rate would need to be 8.53% under the prior tax law in order for investors to receive the same amount of after-tax income as a REIT with an annualized distribution rate of 7.63% under the new tax law. The distribution rates quoted assume a 37% tax bracket.

[3]	Three-month T-bill yield as of May 15, 2024.

•	Office is not a core focus in the current environment and Office exposure represented just 9.1% of the portfolio as of May 31, 2024.

•	97.42% of the portfolio is comprised of performing assets as of May 31, 2024, while non-accruals represented 2.58% of the portfolio.

We believe the portfolio is well-positioned to deliver an attractive, high level of income and preserve capital driven by the:

•	Debt-focused nature of our strategy, as we believe forward returns in commercial real estate will largely be driven by income generation and property cash flows compared to price appreciation.

•

Available liquidity for new investments. As noted, we have maintained a strong liquidity profile which, when combined with proceeds from our continuous offering, and the natural turnover of the portfolio, allow us to remain a capital provider when many traditional lenders and peers are more constrained in making new loans. As always, we remain disciplined in our underwriting standards as markets seek a new pricing equilibrium.

•

Deep experience of FS Investments and Rialto managing through commercial real estate market cycles: We continue to monitor the portfolio and are proactively engaged with our borrowers. In certain cases, we may modify or extend the maturity of our loans if we believe it is in the best interest of the portfolio and our shareholders. Modifications or extensions typically require additional “skin in the game” from the borrower through a combination of extension fees, additional equity commitments, a partial paydown of the loan or additional contribution to interest reserves.

•	Continued strong performance of portfolio. We have generated positive total returns in 75 out of 77 months; its largest monthly drawdown was just -0.27% in March 2020.

•

High level of equity cushion beneath our loans. As a senior lender, the loans in our portfolio receive priority. They are first to be paid from rental income and are last to absorb losses if property values decline.

•	Geographically diversified composition of our $8.7 billion portfolio, weighted to multifamily properties.

•	The long-term nature of our borrowings, as approximately 94% of our borrowings are financed through match-term, non-mark-to-market facilities.

•	Requirement of nearly all borrowers to purchase rate caps to help manage borrowing costs.

Status of our Offering

We are currently offering on a continuous basis up to $2.75 billion in shares of common stock, consisting of up to $2.5 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 45,598,944 shares of our common stock (consisting of 21,341,326 Class S shares, 22,290,943 Class I shares, 199,377 Class T shares, 197,582 Class D shares, and 1,569,716 Class M shares) in the primary offering for total proceeds of $1.129 billion and (ii) 6,114,726 shares of our common stock (consisting of 3,214,257 Class S shares, 2,636,608 Class I shares, 61,708 Class T shares, 24,611 Class D shares, and 177,541 Class M shares) pursuant to our distribution reinvestment plan for a total value of $151.07 million.